UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

China Techfaith Wireless Communication Technology Limited (the “Issuer”)
(Name of Issuer)
Ordinary shares
(Title of Class of Securities)
G84383101
(CUSIP Number)
May 15, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G84383101	Page	2	of	12

1	NAMES OF REPORTING PERSONS IDG-Accel China Growth Fund II L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		116,569,987[1]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		116,569,987[1]

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

116,569,987[1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

15.2%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
1Includes 116,569,987 ordinary shares into which IDG-Accel China Growth Fund II L.P. will have the right to convert the principal due on a Senior Secured Convertible Promissory Note (the “IDG-Accel China Growth Fund Note”) to be issued in favor of IDG-Accel China Growth Fund II L.P. pursuant to a Convertible Note and Share Purchase Agreement dated May 15, 2009 (the “Purchase Agreement”) by and among the Issuer, IDG-Accel China Growth Fund II L.P., IDG -Accel China Investors II L.P. and certain other parties thereto.
2Based upon the total number of ordinary shares of the Issuer outstanding as of May 11, 2009 (as disclosed by the Issuer under the Purchase Agreement), increased by the total number of ordinary shares into which IDG-Accel China Growth Fund II L.P. will have the right to convert the principal due on the IDG-Accel China Growth Fund Note.

CUSIP No.	G84383101	Page	3	of	12

1	NAMES OF REPORTING PERSONS IDG-Accel China Growth Fund II Associates L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		116,569,987[3]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		116,569,987[3]

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

116,569,987[3]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

15.2%[4]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
3Includes 116,569,987 ordinary shares into which IDG-Accel China Growth Fund II L.P. will have the right to convert the principal due on the IDG-Accel China Growth Fund Note. IDG-Accel China Growth Fund II Associates L.P. is the general partner of IDG-Accel China Growth Fund II L.P.
4Based upon the total number of ordinary shares of the Issuer outstanding as of May 11, 2009 (as disclosed by the Issuer under the Purchase Agreement), increased by the total number of ordinary shares into which IDG-Accel China Growth Fund II L.P. will have the right to convert the principal due on the IDG-Accel China Growth Fund Note.

CUSIP No.	G84383101	Page	4	of	12

1	NAMES OF REPORTING PERSONS IDG-Accel China Investors II L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		9,533,417[5]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,533,417[5]

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,533,417[5]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.4%[6]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
5Includes 9,533,417 ordinary shares into which IDG-Accel China Investors II L.P. will have the right to convert the principal due on a Senior Secured Convertible Promissory Note (the “IDG-Accel China Investors Note”) to be issued in favor of IDG-Accel China Investors II L.P. pursuant to the Purchase Agreement.
6Based upon the total number of ordinary shares of the Issuer outstanding as of May 11, 2009 (as disclosed by the Issuer under the Purchase Agreement), increased by the total number of ordinary shares into which IDG-Accel China Investors II L.P. will have the right to convert the principal due on the IDG-Accel China Investors Note.

CUSIP No.	G84383101	Page	5	of	12

1	NAMES OF REPORTING PERSONS IDG-Accel China Growth Fund GP II Associates Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		126,103,404[7]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		126,103,404[7]

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

126,103,404[7]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

16.2%[8]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
7Includes 116,569,987 ordinary shares into which IDG-Accel China Growth Fund II L.P. will have the right to convert the principal due on the IDG-Accel China Growth Fund Note and 9,533,417 ordinary shares into which IDG-Accel China Investors II L.P. will have the right to convert the principal due on the IDG-Accel China Investors Note. IDG-Accel China Growth Fund GP II Associates Ltd. is the general partner of IDG-Accel China Growth Fund II Associates L.P. and the general partner of IDG-Accel China Investors II L.P.
8Based upon the total number of ordinary shares of the Issuer outstanding as of May 11, 2009 (as disclosed by the Issuer under the Purchase Agreement), increased by the total number of ordinary shares into which IDG-Accel China Growth Fund II L.P. and IDG-Accel China Investors II L.P. will have the right to convert the principal due on the IDG-Accel China Growth Fund Note and IDG-Accel China Investors Note, respectively.

CUSIP No.	G84383101	Page	6	of	12

1	NAMES OF REPORTING PERSONS Patrick J. McGovern

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		126,103,404[9]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		126,103,404[9]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	126,103,404[9]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	16.2%[10]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
9Includes 116,569,987 ordinary shares into which IDG-Accel China Growth Fund II L.P. will have the right to convert the principal due on the IDG-Accel China Growth Fund Note and 9,533,417 ordinary shares into which IDG-Accel China Investors II L.P. will have the right to convert the principal due on the IDG-Accel China Investors Note. Patrick J. McGovern and Quan Zhou are directors and executive officers of IDG-Accel China Growth Fund GP II Associates Ltd., which is the ultimate general partner of both IDG-Accel China Growth Fund II L.P. and IDG-Accel China Investors II L.P. By virtue of acting together to direct the management and operations of the ultimate general partner of each of IDG-Accel China Growth Fund II L.P. and IDG-Accel China Investors II L.P. , Patrick J. McGovern and Quan Zhou may be deemed to have shared voting and dispositive power with respect to these shares.
10Based upon the total number of ordinary shares of the Issuer outstanding as of May 11, 2009 (as disclosed by the Issuer under the Purchase Agreement), increased by the total number of ordinary shares into which IDG-Accel China Growth Fund II L.P. and IDG-Accel China Investors II L.P. will have the right to convert the principal due on the IDG-Accel China Growth Fund Note and IDG-Accel China Investors Note, respectively.

CUSIP No.	G84383101	Page	7	of	12

1	NAMES OF REPORTING PERSONS Quan Zhou

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		126,103,404[11]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		126,103,404[11]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	126,103,404[11]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	16.2%[12]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
11Includes 116,569,987 ordinary shares into which IDG-Accel China Growth Fund II L.P. will have the right to convert the principal due on the IDG-Accel China Growth Fund Note and 9,533,417 ordinary shares into which IDG-Accel China Investors II L.P. will have the right to convert the principal due on the IDG-Accel China Investors Note. Patrick J. McGovern and Quan Zhou are directors and executive officers of IDG-Accel China Growth Fund GP II Associate s Ltd., which is the ultimate general partner of both IDG-Accel China Growth Fund II L.P. and IDG-Accel China Investors II L.P. By virtue of acting together to direct the management and operations of the ultimate general partner of each of IDG-Accel China Growth Fund II L.P. and IDG-Accel China Investors II L.P. , Patrick J. McGovern and Quan Zhou may be deemed to have shared voting and dispositive power with respect to these shares.
12Based upon the total number of ordinary shares of the Issuer outstanding as of May 11, 2009 (as disclosed by the Issuer under the Purchase Agreement), increased by the total number of ordinary shares into which IDG-Accel China Growth Fund II L.P. and IDG-Accel China Investors II L.P. will have the right to convert the principal due on the IDG-Accel China Growth Fund Note and IDG-Accel China Investors Note, respectively.

CUSIP No.	G84383101	Page	8	of	12

Item 1(a)	Name of Issuer:

China Techfaith Wireless Communication Technology Limited

Item 1(b)	Address of Issuer’s Principal Executive Offices:

3/F, M8 West, No.1 Jiu Xian Qiao East Road, Chao Yang District, Beijing 100016,People’s Republic of China

Item 2(a)	Name of Person Filing:

1. IDG-Accel China Growth Fund II L.P.
2. IDG-Accel China Growth Fund II Associates L.P.
3. IDG-Accel China Investors II L.P.
4. IDG-Accel China Growth Fund GP II Associates Ltd.
5. Patrick J. McGovern
6. Quan Zhou

The above persons have agreed to jointly file this statement pursuant to Rule 13d-1(k). A copy of such agreement is attached as an exhibit to this statement.

IDG-Accel China Growth Fund II L.P. is a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG-Accel China Growth Fund II L.P. is IDG-Accel China Growth Fund II Associates L.P., a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG-Accel China Growth Fund II Associates L.P. is IDG-Accel China Growth Fund GP II Associates Ltd., a limited liability company incorporated under laws of the Cayman Islands. IDG-Accel China Investors II L.P. is a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG-Accel China Investors II L.P. is IDG-Accel China Growth Fund GP II Associates Ltd. The directors and executive officers of IDG-Accel China Growth Fund GP II Associates Ltd. are Patrick J. McGovern and Quan Zhou. Each of Patrick J. McGovern and Quan Zhou disclaims beneficial ownership of the ordinary shares of the Issuer and this Statement shall not be deemed an admission that either is a beneficial owner of, or has any pecuniary interest in, such ordinary shares.

Item 2(b)	Address of Principal Business Office or, If None, Residence; Citizenship

For all reporting persons:

c/o IDG VC Management Ltd. Unit 1509, The Center 99 Queen’s Road Central, Hong Kong

Item 2(c)	Citizenship

Each of Patrick J. McGovern and Quan Zhou is a citizen of United States of America. Each of IDG-Accel China Growth Fund II L.P., IDG-Accel China Growth Fund II Associates L.P., IDG-Accel China Investors II L.P. and IDG-Accel China Growth Fund GP II Associates Ltd. is organized under the laws of the Cayman Islands.

Item 2(d)	Title of Class of Securities:

Ordinary shares, par value $0.00002

CUSIP No.	G84383101	Page	9	of	12

Item 2(e)	CUSIP Number:

G84383101

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership

The information for each reporting person contained in Items 5-11 of the cover pages is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 22, 2009

IDG-ACCEL CHINA GROWTH FUND II L.P. By: IDG-Accel China Growth Fund II Associates L.P., its General Partner By: IDG-Accel China Growth Fund GP II Associates Ltd., its General Partner
By:	/s/ Quan Zhou
	Name:	Quan ZHOU
	Title:	Authorized Signatory

IDG-ACCEL CHINA GROWTH FUND II ASSOCIATES L.P. By: IDG-Accel China Growth Fund GP II Associates Ltd., its General Partner
By:	/s/ Quan Zhou
	Name:	Quan ZHOU
	Title:	Authorized Signatory

IDG-ACCEL CHINA GROWTH FUND GP II ASSOCIATES LTD.
By:	/s/ Quan Zhou
	Name:	Quan ZHOU
	Title:	Authorized Signatory

IDG-ACCEL CHINA INVESTORS II L.P. By: IDG-Accel China Growth Fund GP II Associates Ltd., its General Partner
By:	/s/ Quan Zhou
	Name:	Quan ZHOU
	Title:	Authorized Signatory

PATRICK J. MCGOVERN
By:	/s/ Patrick J. McGovern

QUAN ZHOU
By:	/s/ Quan Zhou

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

EXHIBIT A
Joint Filing Agreement
     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the ordinary shares, par value US$0.00002, of China Techfaith Wireless Communication Technology Limited, a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which, taken together, shall constitute one and the same instrument.

IDG-ACCEL CHINA GROWTH FUND II L.P. By: IDG-Accel China Growth Fund II Associates L.P., its General Partner By: IDG-Accel China Growth Fund GP II Associates Ltd., its General Partner
By:	/s/ Quan Zhou
	Name:	Quan ZHOU
	Title:	Authorized Signatory

IDG-ACCEL CHINA GROWTH FUND II ASSOCIATES L.P. By: IDG-Accel China Growth Fund GP II Associates Ltd., its General Partner
By:	/s/ Quan Zhou
	Name:	Quan ZHOU
	Title:	Authorized Signatory

IDG-ACCEL CHINA GROWTH FUND GP II ASSOCIATES LTD.
By:	/s/ Quan Zhou
	Name:	Quan ZHOU
	Title:	Authorized Signatory

IDG-ACCEL CHINA INVESTORS II L.P. By: IDG-Accel China Growth Fund GP II Associates Ltd., its General Partner
By:	/s/ Quan Zhou
	Name:	Quan ZHOU
	Title:	Authorized Signatory

PATRICK J. MCGOVERN
By:	/s/ Patrick J. McGovern

QUAN ZHOU
By:	/s/ Quan Zhou